This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes. In the event of any inconsistency between the information presented herein and any such term sheet, such term sheet shall govern. The information contained in this document is for informational purposes only.

JPMorgan Auto Callable Contingent Interest Notes Linked to the USD/MXN Exchange Rate due December 4, 2014

The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the Spot Rate of the Mexican peso relative to the U.S. dollar is less than or equal to 110% of the Starting Spot Rate (i.e., from the pricing date to the relevant Review Date, the Mexican peso has appreciated relative to the U.S. dollar, has remained flat relative to the U.S. dollar or has not depreciated by more than 10% relative to the U.S. dollar). Investors should be willing to forgo fixed interest payments, in exchange for the opportunity to receive Contingent Interest Payments. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Spot Rate	On any relevant day, the number of Mexican pesos per U.S. dollar and is equal to the Mexican peso per one U.S. dollar exchange rate as reported by Reuters Group PPLC ("Reuters") on Reuters page WMRSPOT10 at approximately 4:00 p.m., Greenwich Mean Time, on that day
Reference Currency	MXN
Base Currency	USD
Automatic Call	If the Spot Rate is less than or equal to the Starting Spot Rate on any Review Date
Contingent Interest Payments	If the note have not been previously called and the Spot Rate on any Review Date is less than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment of at least $19.125
Interest Barrier / Trigger Rate	110% of the Starting Spot Rate
Contingent Interest Rate	At least 7.65% per annum, payable at a rate of at least 1.9125% per quarter, if applicable. The actual Contingent Interest Rate will be determined on the pricing date and will not be less than 7.65% per annum
Trigger Event	If the Ending Spot Rate is greater than the Trigger Rate
Interest Barrier / Trigger Rate	110% of the Starting Spot Rate
Review Dates	February 24, 2014; May 22, 2014; August 22, 2014; and December 1, 2014
Maturity Date	December 4, 2014
Reference Currency Return	(Starting Spot Rate - Ending Spot Rate) / Starting Spot Rate
Starting Spot Rate	The Spot Rate on the pricing Date
Ending Spot Rate	The Spot Rate on the final Review Date
Settlement	Cash
Payment At Maturity	*If the notes have not been previously called and a Trigger Event has not occurred:* $1,000 plus the applicable Contingent Interest Payment *If the notes are not automatically called and a Trigger Event has occurred:* $1,000 + ($1,000 x Contract Return) Your investment may result in a loss of all of your principal at maturity.
Preliminary Term Sheet	http://www.sec.gov/Archives/edgar/data/19617/000095010313006726/dp42032_fwp-148.htm

Hypothetical Return for Auto Callable Contingent Interest Notes (assuming $1,000 Initial Investment)


First Review Date
If the Spot Rate is less than or equal to the Starting Spot Rate, the note is called and the investor receives full repayment of principal and the applicable Contingent Interest Payment
Second Review Date
If the note has not previously been called and the Spot Rate is less than or equal to the Starting Spot Rate, the note is called and the investor receives full repayment of principal and the applicable Contingent Interest Payment
Third Review Date
If the note has not previously been called and the Spot Rate is less than or equal to the Starting Spot Rate, the note is called and the investor receives full repayment of principal and the applicable Contingent Interest Payment
Final Review Date
If the note has not previously been called and the Ending Spot Rate is less than or equal to the Trigger Rate, the investor receives full repayment of principal and the applicable Contingent Interest Payment
If the Spot Rate is greater than the Starting Spot Rate, go to next Review Date. If the Spot Rate is equal to or less than the Interest Barrier, the investor receives the applicable Contingent Interest Payment
If the Spot Rate is greater than the Starting Spot Rate, go to next Review Date. If the Spot Rate is equal to or less than the Interest Barrier, the investor receives the applicable Contingent Interest Payment
If the Spot Rate is greater than the Starting Spot Rate, go to next Review Date. If the Spot Rate is equal to or less than the Interest Barrier, the investor receives the applicable Contingent Interest Payment
1.9125%
1.9125%
1.9125%
1.9125%
-10%
If the Spot Price is greater than the Interest Barrier, no Contingent Interest Payment is made
If the Spot Price is greater than the Interest Barrier, no Contingent Interest Payment is made
If the Spot Price is greater than the Interest Barrier, no Contingent Interest Payment is made
If the Ending Spot Rate is greater than the Trigger Rate, the investor will lose 1% principal amount for every 1% decline in the Reference Currency Return
Starting Spot Rate
Reference Currency Return

Selected Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for further information.

- Your investment in the notes may result in the loss of some or all of your principal and is subject to the credit risk of JPMorgan Chase & Co. (JPMC).
- The notes do not guarantee the payment of interest and may not pay interest at all.
- The appreciation potential of the notes is limited and you will not participate in any appreciation in MXN relative to USD.
- The benefit provided by the Trigger Level may terminate on the final Review Date.
- If the notes are automatically called early, there is no guarantee you will be able to reinvest the proceeds for a comparable return.
- JPMS' estimated value of the notes will be lower than the original issue price (price to public) on the notes, does not represent the future value of the notes and may differ from others' estimates and is not determined by the reference to credit spreads for our conventional fixed rate debt.
- The value of the notes which may be reflected in customer account statements may be higher than JPMS' then-current estimated value for a limited time period.
- The notes are subject to currency exchange risk (which can be expected to heighten during periods of financial turmoil) and, because MXN is an emerging markets currency, increased risk of significant adverse fluctuations.
- Currency market disruptions, a decrease in the demand for certain commodities and/or governmental intervention could adversely affect the value of the notes.
- The method of calculating the reference currency return will magnify any depreciation of MXN relative to USD and the notes may not pay as much as a direct investment in the reference currency.
- Lack of liquidity: JPMorgan Securities, LLC, acting as agent for JPMC (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential Conflicts: JPMC and its affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making assumptions to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging and other trading activities of JPMC could result in substantial returns for J.P. Morgan while the value of the notes declines.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.

	Reviews Prior to the Final Review Date		Final Review Date		
Spot Rate (MXN per USD)	Reference Currency Return at Review Date	Payment on Payment / Settlement Date	Reference Currency Return	Payment at Maturity w/o Trigger Event	Payment at Maturity w/Trigger Event
5.2000	60.00%	$1,019.125	60.00%	$1,019.125	N/A
6.5000	50.00%	$1,019.125	50.00%	$1,019.125	N/A
7.8000	40.00%	$1,019.125	40.00%	$1,019.125	N/A
9.1000	30.00%	$1,019.125	30.00%	$1,019.125	N/A
10.4000	20.00%	$1,019.125	20.00%	$1,019.125	N/A
11.7000	10.00%	$1,019.125	10.00%	$1,019.125	N/A
12.3500	5.00%	$1,019.125	5.00%	$1,019.125	N/A
13.0000	0.00%	$1,019.125	0.00%	$1,019.125	N/A
13.6500	-5.00%	$19.125	-5.00%	$1,019.125	N/A
14.3000	-10.00%	$19.125	-10.00%	$1,019.125	N/A
14.3013	-10.01%	N/A	-10.01%	N/A	$899.900
15.6000	-20.00%	N/A	-20.00%	N/A	$800.000
16.9000	-30.00%	N/A	-30.00%	N/A	$700.000
18.2000	-40.00%	N/A	-40.00%	N/A	$600.000
19.5000	-50.00%	N/A	-50.00%	N/A	$500.000
26.0000	-100.00%	N/A	-100.00%	N/A	$0.000

Each hypothetical return set forth above assumes a hypothetical Starting Spot Rate of 13.0000, a Contingent Interest Rate of 7.65% per annum, and an Interest Barrier / Trigger Rate of 110% of the Starting Spot Rate. The actual Contingent Interest Rate will be determined on the pricing date and will not be less than 7.65% per annum. Each hypothetical total return set forth above is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes.

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: November 19, 2013

J.P.Morgan

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any
offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting the SEC website at www.sec.gov.
Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase and Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and
SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.